March 6, 2019

Saar Koursh
Chief Executive Officer
Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone
Yehud 5621617
Israel

       Re: Magal Security Systems Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed March 28, 2018
           File No. 000-21388

Dear Mr. Koursh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications